SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*


                            First United Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    33741H107
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)
       Rule 13d-1(c)
       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      SCHEDULE CONTINUES ON FOLLOWING PAGES

CUSIP No. 33741H107

NOTE: This Schedule 13G constitutes a new filing and is made for the purpose of consolidating all previous Schedule 13G filings under the Reporting Person's new CIK number.

1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only).

         First United Bank & Trust
         52-0312890
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2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
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3        SEC Use Only
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4        Citizenship or Place of Organization:  Oakland, Maryland
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Number of            5     Sole Voting Power:  533,806
Shares
Beneficially         6     Shared Voting Power:
Owned by
Each                 7     Sole Dispositive Power:  502,756
Reporting
Person With          8     Shared Dispositive Power:
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9        Aggregate Amount Beneficially Owned by Each Reporting Person:  533,806
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10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions):
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11       Percent of Class Represented by Amount in Row (9):  8.8%
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12       Type of Reporting Person (See Instructions):  BK
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


CUSIP No. 33741H107

Item 1
         (a)    Name of Issuer:

                First United Corporation

         (b)    Address of Issuer's Principal Executive Offices:

                19 South Second Street
                Oakland, Maryland 21550

Item 2
         (a)    Name of Person Filing:

                First United Bank & Trust

         (b)    Address of Principal Business Office or if none, Residence:

                19 South Second Street
                Oakland, Maryland 21550

         (c)    Citizenship or Place of Organization

                Oakland, Maryland

         (d)    Title of Class of Securities:

                Common Stock, par value $.01 per share

         (e)    CUSIP Number:

                33741H107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)      [ ]  Broker or dealer registered under section 15 of
                           the Act (15 U.S.C. 78o).

             (b)      [X]  Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

             (c)      [ ]  Insurance company as defined in section 3(a)(19)
                           of the Act (15 U.S.C. 78c).

             (d)      [ ]  Investment company registered under section 8 of
                           the Investment Company Act of 1940 (15 U.S.C80a-8).

             (e)      [ ]  An investment adviser in accordance with ss.240.
                           13d-1(b)(1)(ii)(E);

             (f)      [ ]  An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

             (g)      [ ]  A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(1)(ii)(G);

             (h)      [ ]  A savings associations as defined in Section 3(b)
                           of the Federal Deposit Insurance Act (12 U.S.C.1813);

             (i)      [ ]  A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j)      [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4       Ownership:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)      Amount Beneficially Owned: 533,806 Shares

             (b)      Percent of Class: 8.8%

             (c)      Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct  the vote:  533,806
                             Shares

                      (ii)   Shared power to vote or to direct the vote:

                      (iii) Sole power to dispose or to direct the disposition of: 502,756 Shares

                      (iv)   Shared   power  to   dispose   or  to  direct   the
                             disposition of:

Item 5       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6       Ownership of More than Five Percent on Behalf of Another Person

             The shares of First United Corporation stock listed in Item 4 are owned by the Trust Department of First United Bank & Trust, as Trustee for 168 fiduciary accounts. First United Bank & Trust is a wholly-owned subsidiary of First United Corporation. Within these accounts, the Trust Department of First United Bank & Trust had, as of December 31, 2002, sole voting rights on 533,806 shares and no shared voting rights. It had as of December 31, 2002, the sole right to dispose of 502,756 shares and no shared right to dispose of any shares. First United Bank & Trust has no right to retain the dividends from such shares for its own account, nor does it have the power to direct the receipt of such dividends (except in certain cases to beneficiaries or grantors of the accounts). First United Bank & Trust has no right to retain the proceeds from the sale of such securities for its own account, nor does it have the power to direct the receipt of such proceeds (except in certain cases to beneficiaries or grantors of the accounts). All of the account holders are persons unrelated to the officers or directors of First United Corporation.

Item 7       Identification   and  Classification  of  the  Subsidiary  Which
             Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable

Item 8       Identification and Classification of Members of Group.

             Not Applicable

Item 9       Notice of Dissolution of Group.

             Not Applicable

Item 10      Certification.

             (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                      January 15, 2003
                                      _______________________________
                                      Date

                                      /s/ Robert W. Kurtz
                                      _______________________________
                                      Signature

                                      Robert W. Kurtz, President & CFO
                                      _______________________________
                                      Name/Title